SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2002



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F                  Form 40-F   X
              ----                         ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______     No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 21 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CP SHIPS LIMITED
                                                (Registrant)

Date:  14 November 2002
                                       By: /s/John K. Irving
                                           -----------------
                                           Name:   John K. Irving
                                           Title:  Vice President, General
                                                   Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                Page
----------------------                                                ----

10.1  SUPPLEMENTAL INFORMATION FOR THIRD
      QUARTER 2002                                                      4

                                                                 Exhibit 10.1


                SUPPLEMENTAL INFORMATION FOR THIRD QUARTER 2002

On 30th October 2002, CP Ships Limited announced unaudited operating income before exceptional charges for third quarter 2002 of US $33 million. This is $1 million lower than operating income before exceptional charges for same period last year, and a $12 million improvement from the $21 million operating profit in second quarter 2002. Net income for the third quarter 2002 was $17 million, compared to a loss of $9 million. Basic earnings per share was $0.26 before exceptional charges and $0.19 after, compared with last year's $0.35 before and a loss of $0.11 after.

"Stronger than expected volume particularly in the TransAtlantic and generally improved average freight rates led to better results for the quarter," said CP Ships' CEO Ray Miles.

Volume at 524,000 teu, including Italia Line from early August, was up 12% compared with the same period in 2001, while underlying volume growth excluding Italia Line was up by 7%. The underlying average freight rate increased 3% from second quarter 2002, following five successive quarters of freight rate decline. However, it was still down 10% from third quarter last year. EBITDA before exceptional charges was $56 million and cash from operations was $24 million in the quarter.

Operating income before exceptional charges for the nine months ended 30th September 2002 was $48 million against $104 million in same period of 2001 due to difficult market conditions particularly in the first quarter. Net income decreased to $22 million from $48 million.

On 6th August 2002 CP Ships completed its acquisition of Italia Line for $41 million including costs. Integration of the ship network and schedules, container fleet and organization is proceeding as planned.

At the end of August, CP Ships completed its $181 million purchase of four ice-strengthened containerships, which were previously bareboat chartered. Deferred costs of $6 million related to the now terminated financing arrangements, were written off as an exceptional charge.

These two investments were paid for with proceeds from the offerings of 9.6 million common shares and $200 million of ten-year unsecured senior notes both of which closed in early July, raising $275 million net of expenses.

In September, CP Ships took delivery of the 4100 teu Contship Aurora, the second of ten new containerships being built under the company's $800 million 23 ship replacement program. She is the first of three ships specially designed to carry a high proportion of refrigerated containers in the Australasian trade lanes, which CP Ships is presently restructuring in partnership with five other shipping companies to achieve more consistent market coverage, improved frequency and better transit times with fewer ships of higher capacity at lower cost.

At the end of the quarter, the US West Coast port labour dispute affected several services. However, US West Coast volume represents only 9% of CP Ships annual total including Italia Line and there was no effect on third quarter results. Indeed, we had expected only a modest impact on fourth quarter results, although operations are taking longer to return to normal than expected.

The previously announced 2002 annualized cost reduction target of $100 million remains on course and is likely to be exceeded.

The ship fleet increased from 73 on 30th June to 92 on 30th September. Of the additional 19 ships, eleven are Italia Line short and medium-term charters, while a further six ships are short-term charters deployed mainly in the Asia-Americas trade lane to accommodate additional peak season volume.

Outlook

Third quarter results were ahead of our expectations with volume generally improving and freight rate declines slowing or reversing. Industry capacity, even with substantial new ship deliveries last year and this year, is tight in the lead legs of most major trades. In our own trade lanes, we expect volume to remain firm and freight rates generally to improve slowly, but with the seasonal downturn in December and some uncertainty on US West Coast operations, we expect fourth quarter results to be less strong than in the third quarter.

While the industry appears to be moving out of its current trough, there will be further significant new ship deliveries in the remainder of this year and next year, and when coupled with uncertainty on US and world economic growth, we remain cautious about the timing and strength of the industry's recovery and consequently cautious on our own profit expectations for 2003.

TransAtlantic Market

Operating income at $16 million before exceptional charges was up $2 million on the same period in 2001. Underlying volume was up 15%, with increases both eastbound and westbound. Including Italia Line the increase was 22%. Stronger volume and lower underlying operating costs offset the adverse impact of 16% lower underlying freight rates. However, freight rates were down only 1% from the previous quarter.

Operating income for the nine months was $38 million against $50 million last year with average freight rates 15% lower, partly offset by an underlying volume increase of 4%.

Australasian Market

Operating income was $11 million in the third quarter against $9 million in same period last year. Volume was 6% lower due to weaker exports from Australasia. Substantially lower ship network costs offset 5% weaker average freight rates. The improvement in profit from second quarter this year's $6 million followed an increase in average freight rates of 2%.

Operating income for the nine months was $14 million compared with $22 million in 2001. Lower ship network costs partly offset the adverse effects of 4% lower volume and 8% lower average freight rates.

Latin American Market

Operating income decreased to $5 million from $10 million last year. Underlying volume was 2% lower due to reduced imports into Argentina, Brazil and Venezuela, but increased 17% with the addition of Italia Line. Underlying average freight rates were down 14%. However, versus second quarter 2002, freight rates were down only 1%. Reduced ship network costs and other efficiencies partly offset the effect of lower underlying volume and lower freight rates compared with the corresponding period last year.

Year to date operating income of $19 million compared with $21 million last year. Lower ship network costs and other cost savings offset a 15% decrease in average freight rates.

Asian Market

There was an operating loss of $4 million in the third quarter compared with a loss of $2 million in the same period last year and a loss of $10 million in second quarter this year. Continuing losses in the Asia-Europe trade, albeit at a lower rate, were the main reason. Volume was up 10% compared with the same period last year with growth in both the Asia-Americas and Asia-Europe trade lanes. Average freight rates were down 5%. However, compared to second quarter 2002 they were up 10%, mainly in the Asia-Europe trade.

For the year to date, operating loss was $33 million compared with breakeven in 2001 due mainly to losses in Asia-Europe.

Other Activities

Operating income at $5 million was $2 million higher compared to the third quarter last year and for the nine months ended 30th September was $10 million compared to $11 million last year.

Other Income Statement Items

Income tax expense for the third quarter at $2 million was unchanged from second quarter and $1 million less than the same period in 2001.

Net interest expense was $8 million compared to net interest income of $1 million in the third quarter 2001 reflecting the increased debt, including the issue of the senior notes in July, to finance capital expenditure. In October, the 10.375% fixed rate of interest on the senior notes was swapped to interest based on three-month LIBOR, currently giving an effective rate of 7.55%.

Following changes in Canadian accounting principles, goodwill has not been amortized since 1st January 2002, but is subject to an impairment test at least annually. The transitional impairment test has been completed and no write-downs are required. Not amortizing goodwill benefited net income by $4 million in the third quarter compared with the same period last year.

Liquidity and Capital Resources

Cash from operations before restructuring payments for the third quarter was $26 million compared with $50 million in the same period 2001 due to higher interest costs and increased investment in non-cash working capital.

Year to date cash from operations before restructuring and spin-off payments was $53 million compared with $144 million last year due to lower net income and higher investment in non-cash working capital.

Capital expenditure in the quarter was $224 million including the purchase of the four ice-strengthened ships and a final payment of $37 million to acquire the Contship Aurora.

During the quarter, $52 million was invested to acquire Italia Line and refinance its debt.

Long-term debt was $462 million at 30th September 2002 up by $232 million since 31st December 2001. This reflects the issue of $200 million principal amount of the senior notes, which raised $187 million net of expenses, draw downs of bank facilities to finance capital expenditure, and the assumption of capital leases in Italia Line. Net debt at 30th September 2002 was $345 million. The senior notes were registered with the SEC on 3rd October 2002 and an exchange offer to convert the notes to registered form is expected to be completed by 31st October 2002. During the quarter 9.6 million common shares were also issued at C$15 ($9.93) raising $88 million net of expenses.

Quantitative and Qualitative Disclosure about Market Risk

CP Ships has global activities and its operations are exposed to the effect of changes in financial markets and economic conditions around the world. To minimize the impact of such changes on the profitability of the business and its overall financial performance, CP Ships seeks to identify, evaluate and, where appropriate, hedge financial and market risks. CP Ships does not use derivative financial instruments for speculative or trading purposes.

Foreign Currency Exchange Risk

There is no material change in the information reported from that reported in the Management Discussion and Analysis filed with the amended 2001 Form 40-F.

Interest Rate Risk

As at 30th September 2002, CP Ships had borrowings of $462 million and cash and cash equivalents of $117 million. Of the borrowings, $190 million were borrowed at floating interest rates under the revolving credit facilities. Each increase in interest rates of 1% would result in a decrease in net income of $1.9 million based on floating rate borrowings at 30th September 2002, without taking account of cash balances and cash equivalents. Conversely, each decrease of 1% in interest rates would result in an increase in net income of $1.9 million.

Changes in Currency and Interest Rate Exposure

CP Ships' exposure to interest rate risks in 2002 will be higher than in 2001 and 2000 due to the replacement of interest-free, short-term loans from Canadian Pacific with borrowings at commercial rates under the revolving credit facilities and an increase in those borrowings, including the senior notes, to finance investments in ships under the ship replacement program. Additionally, during October, CP Ships swapped the coupon on its senior notes from a fixed rate to 3 month USD LIBOR + 571bp. Following this swap, each increase in interest rates of 1% would result in a decrease in net income of $4.2 million and each decrease of 1% in interest rates would result in an increase in net income of $4.2 million, without taking account of cash balances and cash equivalents. In addition, the borrowings under the revolving credit facilities increased to $222 million as a result of capital expenditure under the ship replacement program.

Recent U.S. Accounting Pronouncements

In April 2002, the FASB issued FAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (FAS
145)" This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after 15th May 2002; however, certain sections are effective for transactions occurring after 15th May 2002. The impact will include the retroactive reclassification of the loss on extinguishment of debt in the current period to no longer be included as an extraordinary item. CP Ships is assessing the further impact that this new standard will have on its financial position and results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The statement is effective for fiscal years beginning after 31st December 2002. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

Use of Proceeds

In July, CP Ships completed the issue of 9.6 million new common shares and closed on an offering of $200 million aggregate principal amount of unsecured ten-year senior notes. The net proceeds to CP Ships from the share offering were $88 million, after deducting fees payable to the Underwriters and the expenses of the offering, at an offering price of $9.93, and after the exercise of the over-allotment option. The net proceeds to CP Ships from the senior note offering were $187 million, after deducting fees payable to the Underwriters and the estimated expenses of the offering, at an offering price of 97.722%.

The total net proceeds from the offerings were $275 million. Of the total net proceeds, (i) $181 million was used to purchase two 2800 teu ships and two 2300 teu ships (the "Montrose and Montclare ships") which were previously chartered by CP Ships and employed in the US/Canada via Montreal-North Europe trade lane, (ii) approximately $41 million was used to pay for the Italia acquisition and (iii) the remaining proceeds of approximately $53 million were used to reduce CP Ships' borrowings under its $175 million revolving credit facility. Subsequently, CP Ships re-borrowed funds under the facility to pay for ships under the ship replacement program.

The following table shows the sources and estimated uses of the proceeds from the offerings:

         ($ millions)
         Sources
         Share offering                                                     95
         Senior note offering                                              195
                                                                 --------------
         Total                                                             290
                                                                 ==============

         Uses
         Purchase of Montrose and Montclare ships                          181
         Italia acquisition                                                 41
         Reduction of borrowings under $175 million facility                53
         Estimated fees and expenses of the offerings                       15
                                                                 --------------
         Total                                                             290
                                                                 ==============


Controls and procedures

Management is undertaking an evaluation of its 'disclosure controls and procedures' and its 'internal controls' (each within the meaning of the US Sarbanes-Oxley Act of 2002 and related SEC rules). It is management's intention to disclose its conclusions with respect to the effectiveness of these disclosure controls and procedures, as well as any significant changes in its internal controls and related factors which result from that evaluation, in connection with the filing of its 2002 report on Form 40-F.

Dividend

CP Ships' Board of Directors has declared a dividend for third quarter 2002 of $0.04 per common share, payable on 26th November 2002 to shareholders of record on 11th November 2002.

QUARTERLY RESULTS 2002, 2001 and 2000
Unaudited

US$ millions except volume                  Q3       Q2      Q1      Q4      Q3       Q2      Q1       Q4      Q3
                                          2002     2002    2002    2001    2001     2001    2001     2000    2000
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Volume (000's TEU)
     TransAtlantic                         277      256     222     233     227      245     237      251     258
     Australasia                            84       86      77      90      89       89      80       96      91
     Latin America                          48       38      33      39      41       41      41       42      43
     Asia                                  106      110      95      94      96       79      62       65      60
     Other                                   9        8       9      12      16       14      17       13      12
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Volume                               524      498     436     468     469      468     437      467     464
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Revenue
     TransAtlantic                         349      320     288     334     315      339     335      347     356
     Australasia                           132      136     120     140     136      142     131      152     149
     Latin America                          63       54      50      59      62       63      60       62      63
     Asia                                  137      123     103     115     124      108      88      100      95
     Other                                  23       18      17      21      26       23      25       25      22
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Volume                               704      651     578     669     663      675     639      686     685
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Expenses
     TransAtlantic                         333      306     280     305     301      321     317      322     334
     Australasia                           121      130     123     133     127      132     128      146     142
     Latin America                          58       46      44      52      52       56      56       56      56
     Asia                                  141      133     122     128     126      107      87       96      89
     Other                                  18       15      15      16      23       20      20       19      18
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Expenses                             671      630     584     634     629      636     608      639     639
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

Operating Income/(Loss)
     TransAtlantic                          16       14       8      29      14       18      18       25      22
     Australasia                            11        6     (3)       7       9       10       3        6       7
     Latin America                           5        8       6       7      10        7       4        6       7
     Asia                                  (4)     (10)    (19)    (13)     (2)        1       1        4       6
     Other                                   5        3       2       5       3        3       5        6       4
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Operating Income/(Loss)             33(2)       21     (6)  35(1)   34(1)       39      31       47      46
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------




Analysis of Expenses
   Container shipping operations           559      520     474     524     519      524     501      514     529
   General and administrative               89       88      89      87      91       92      93      103      94
   Depreciation                             23       20      20      23      19       16      16       22      13
   Other                                     0        2       1       0       0        4     (2)        0       3
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------
Total Expenses                             671      630     584     634     629      636     608      639     639
--------------------------------------- ------- -------- ------- ------- ------- -------- ------- -------- -------

(1) Before an exceptional charge in Q3 2001 of $37 million and a credit in Q4 2001 of $1 million.
(2) Before an exceptional charge of $6 million.

OPERATING DATA
Unaudited

EBITDA(1)                               Q3      Q2       Q1      Q4       Q3      Q2       Q1      Q4       Q3
US$ millions                          2002    2002     2002    2001     2001    2001     2001    2000     2000
---------------------------------- -------- ------- -------- ------- -------- ------- -------- ------- --------
                                        56      41       14      58       53      55       47      69       59





QUARTERLY FREIGHT RATE CHANGES
Percentage change(2)                    Q3      Q2       Q1      Q4       Q3      Q2      Q1        Q4        Q3
                                      2002    2002     2002    2001     2001    2001    2001      2000      2000
---------------------------------- -------- ------- -------- ------- -------- ------- ------- --------- ---------

TransAtlantic                          (1)     (6)      (6)     (3)      (2)     (3)       4         4         2
Australasia                              2       0      (3)     (4)      (2)     (2)       6       (2)       (1)
Latin America                          (1)     (4)      (4)     (5)      (1)     (2)       2         1        11
Asia                                    10       2     (10)     (5)      (8)

---------------------------------- -------- ------- -------- ------- -------- ------- ------- --------- ---------
Total                                    3     (2)      (7)     (4)      (1)     (1)       1         2         3
---------------------------------- -------- ------- -------- ------- -------- ------- ------- --------- ---------



OPERATING LEASE RENTALS
US$ millions                            Q3      Q2       Q1      Q4      Q3       Q2      Q1
                                      2002    2002     2002    2001    2001     2001    2001

----------------------------------- ------- ------- -------- ------- ------- -------- -------

Ships(3)                                49      49       52      62      77       83      86
Containers                              34      31       30      32      33       33      34
Other                                    6       6        6       4       4        5       5

----------------------------------- ------- ------- -------- ------- ------- -------- -------
Total                                   89      86       88      98     114      121     125
----------------------------------- ------- ------- -------- ------- ------- -------- -------



SHIPS
Number of ships employed at 30th September 2002                           92


CONTAINERS
fleet in teu at 30th September 2002                                  401,000

(1)  Earnings before interest, taxes, depreciation, amortization and exceptional charges.
(2)  Percentage increase (decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to the substantial change in the mix of trade lanes during the period. Total is all trade lanes. Excludes Italia in Q3 2002.
(3)  Time charters, which include certain ship operating expenses, and bareboat charters.

CONSOLIDATED STATEMENTS OF INCOME
Unaudited                                                                  Three months            Nine months
US$ millions except per share amounts                                   to 30th September       to 30th September

                                                                            2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues
     Container shipping operations                                           704         663       1,933      1,977

Expenses
     Container shipping operations                                           559         519       1,553      1,544
     General and administrative                                               89          91         266        276
     Depreciation                                                             23          19          63         51
     Currency exchange loss                                                    1           -           3          2
     Loss on disposal of capital assets                                      (1)           -           -          -
                                                                      ----------- ----------- ----------- ----------
                                                                             671         629       1,885      1,873

Operating Income before Exceptional Charges                                   33          34          48        104

     Spin-off related items                                                    -        (17)           -       (17)
     Unusual charges                                                           -        (20)           -       (20)
     Write off of deferred charges (note 5)                                  (6)           -         (6)          -

                                                                      ----------- ----------- ----------- ----------
Operating Income/(Loss)                                                       27         (3)          42         67

     Net interest                                                            (8)           1        (14)          3
     Income tax                                                              (2)         (3)         (6)        (8)
     Minority interest                                                         -           -           -          1
     Goodwill charges, net of tax ($0) (note 1)                                -         (4)           -       (12)

                                                                      ----------- ----------- ----------- ----------
Net Income/(Loss)                                                             17         (9)          22         51

Dividends on preference shares                                                 -           -           -        (3)

                                                                      ----------- ----------- ----------- ----------
Net Income/(Loss) available to common shareholders                            17         (9)          22         48
                                                                      ----------- ----------- ----------- ----------

Average number of common shares outstanding (millions)                      89.4        79.1        83.2       79.1

Earnings per common share basic (note 2)                                   $0.19     $(0.11)       $0.26      $0.61

Earnings per common share diluted (note 2)                                 $0.19     $(0.11)       $0.26      $0.61

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Unaudited                                                                  Three months            Nine months
US$ millions                                                            to 30th September       to 30th September

                                                                            2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Balance, beginning of period                                                 512         500         513        443
Net income available to common shareholders                                   17         (9)          22         48

                                                                      ----------- ----------- ----------- ----------
                                                                             529         491         535        491
Dividend on common shares                                                    (4)           -        (10)          -

                                                                      ----------- ----------- ----------- ----------
Balance, 30th September                                                      525         491         525        491
                                                                      ----------- ----------- ----------- ----------

CONSOLIDATED BALANCE SHEETS
Unaudited
US$ millions                                                                30th September           31st December
                                                                                 2002                     2001
---------------------------------------------------------------------- ------------------------- -----------------------

ASSETS

Current assets
     Cash and cash equivalents                                                   117                      116
     Accounts receivable                                                         428                      366
     Prepaid expenses                                                             40                       38
     Inventory                                                                    22                       12
                                                                       ------------------------- -----------------------
                                                                                 607                      532

Capital assets, at cost                                                         1,325                    1,056
Accumulated depreciation                                                        (303)                    (261)
                                                                       ------------------------- -----------------------
                                                                                1,022                     795
                                                                       ------------------------- -----------------------

Deferred charges                                                                  8                        14
Goodwill (note 3)                                                                605                      510

                                                                       ------------------------- -----------------------
                                                                                2,242                    1,851
                                                                       ------------------------- -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities                                    565                      505
     Long-term debt due within one year                                           12                       15
                                                                       ------------------------- -----------------------
                                                                                 577                      520

Long-term liabilities
     Long-term debt due after one year                                           450                      215
     Future income taxes                                                          8                        8
     Minority interests                                                           8                        8
                                                                       ------------------------- -----------------------
                                                                                 466                      231

Shareholders' equity
     Common share capital                                                        685                      597
     Retained earnings                                                           525                      513
     Cumulative foreign currency translation adjustments                         (11)                     (10)
                                                                       ------------------------- -----------------------
                                                                                1,199                    1,100

                                                                       ------------------------- -----------------------
                                                                                2,242                    1,851
                                                                       ------------------------- -----------------------

CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited                                                                  Three months            Nine months
US$ millions                                                            to 30th September       to 30th September

                                                                         2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Operating Activities
     Net income for period                                                17         (9)          22         51
     Depreciation and goodwill charges                                    23          23          63         63
     Amortization and write-off of deferred charges                       6           -           8           -
     Restructuring and spin-off costs                                     -           37          -          37
     Loss on disposal of capital assets                                  (1)          -           -           -
     Other                                                               (2)          -          (1)          3
                                                                      ----------- ----------- ----------- ----------
                                                                          43          51          92         154

     Increase in non-cash working capital                                (17)        (1)         (39)       (10)

                                                                      ----------- ----------- ----------- ----------
Cash from operations before restructuring and spin-off payments           26          50          53         144

Restructuring and spin-off payments                                      (2)         (2)         (11)        (2)

                                                                      ----------- ----------- ----------- ----------
Cash flow from operations                                                 24          48          42         142

Financing Activities
     Increase in share capital                                            88          -           88          -
     Contributed surplus                                                  -           -           -           2
     Return of share capital                                              -          (14)         -         (14)
     Redemption of preferred shares                                       -           -           -         (116)
     Increase in long-term debt                                          383         159         418         163
     Repayment of long-term debt                                        (199)        (3)        (207)        (9)
     Repayment of Italia short-term debt                                 (11)         -          (11)         -
     Deferred charges                                                     -           -          (2)          -
     Increase in loans from former affiliates                             -           -           -          88
     Repayment of loans from former affiliates                            -         (138)         -         (138)
     Preference dividends paid                                            -          (1)          -          (3)
     Common share dividends paid                                         (4)          -          (10)         -
                                                                      ----------- ----------- ----------- ----------
     Cash inflow/(outflow) from financing activities                     257          3          276        (27)

Investing Activities
     Additions to capital assets                                        (224)        (43)       (281)       (242)
     Acquisition of business                                             (40)         -          (40)         -
     Proceeds from disposals of capital assets                            -           4           4           7
     Repayment of loan to former affiliate                                -           -           -          116
                                                                      ----------- ----------- ----------- ----------
     Cash (outflow) from investing activities                           (264)        (39)       (317)       (119)

Cash Position*
     Increase/(decrease) in cash and cash equivalents                     17          12          1          (4)
     Cash and cash equivalents at beginning of period                    100         106         116         122

                                                                      ----------- ----------- ----------- ----------
     Cash and cash equivalents at end of period                          117         118         117         118
                                                                      ----------- ----------- ----------- ----------

*  Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

SEGMENT INFORMATION
Unaudited                                                                  Three months            Nine months
US$ millions except volume                                              to 30th September       to 30th September

                                                                            2002        2001        2002       2001
--------------------------------------------------------------------- ----------- ----------- ----------- ----------

Volume (000's TEU)
     TransAtlantic                                                           277         227         755        709
     Australasia                                                              84          89         247        258
     Latin America                                                            48          41         119        123
     Asia                                                                    106          96         311        237
     Other                                                                     9          16          26         47

                                                                      ----------- ----------- ----------- ----------
Total Volume                                                                 524         469       1,458      1,374
                                                                      ----------- ----------- ----------- ----------

Revenue
     TransAtlantic                                                           349         315         957        989
     Australasia                                                             132         136         388        409
     Latin America                                                            63          62         167        185
     Asia                                                                    137         124         363        320
     Other                                                                    23          26          58         74

                                                                      ----------- ----------- ----------- ----------
Total Revenue                                                                704         663       1,933      1,977
                                                                      ----------- ----------- ----------- ----------

Expenses
     TransAtlantic                                                           333         301         919        939
     Australasia                                                             121         127         374        387
     Latin America                                                            58          52         148        164
     Asia                                                                    141         126         396        320
     Other                                                                    18          23          48         63

                                                                      ----------- ----------- ----------- ----------
Total Expenses                                                               671         629       1,885      1,873
                                                                      ----------- ----------- ----------- ----------

Operating Income/(Loss) before exceptional charges
     TransAtlantic                                                            16          14          38         50
     Australasia                                                              11           9          14         22
     Latin America                                                             5          10          19         21
     Asia                                                                    (4)         (2)        (33)          0
     Other                                                                     5           3          10         11

                                                                      ----------- ----------- ----------- ----------
Operating Income before exceptional charges                                   33          34          48        104
                                                                      ----------- ----------- ----------- ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.  ACCOUNTING POLICIES

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2001 annual consolidated financial statements, except as noted below, and should be read in conjunction with the annual financial statements contained in the CP Ships Limited ("CP Ships") Annual Report.

Goodwill and Other Intangible Assets
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for goodwill and other intangible assets. Under the new method, goodwill is not amortized but is subject to an annual impairment test. Under the previous method, goodwill was amortized over 35 years. CP Ships has determined that there is no impairment of goodwill upon adopting the new standard. The impact of not amortizing goodwill in the third quarter of 2001 would have been to reduce the net loss by $4 million to $5 million from a loss of $9 million and would have decreased basic and diluted loss per share by $0.05 and for the nine months ended 30th September 2001 would have been to increase net income by $12 million to $63 million from $51 million and would have increased basic and diluted earnings per share by $0.15.

Foreign Currency Translation
Effective 1st January 2002, CP Ships adopted, retroactively, the new recommendations of the CICA with respect to accounting for foreign currency translation adjustments. The new rules no longer require the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships' debt is denominated in US Dollars, this change has not had a material effect on its financial statements.

Stock-Based Compensation
Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense for stock options to be calculated using the fair value method with such value being spread to the date of vesting and either expensed to income or the effect disclosed in the notes to the financial statements. Direct awards of stock are expensed when granted or if non-vested, such expense is spread over the vesting period. As permitted under the new standard, CP Ships is not accounting for stock options on the fair value method but will disclose the effect (note 4).

2.  EARNINGS PER SHARE

The basic and diluted earnings per share figures for the periods ended 30th September 2001 have been restated as if the shares and options outstanding at 1st October 2001, the date on which CP Ships became a public company, had been in place for the periods ended 30th September 2001.

                                                                   Three months                  Nine months
                                                                 to 30th September            to 30th September
                                                                     2002          2001           2002          2001
         -----------------------------------------------------------------------------------------------------------

         Weighted average number of common shares
         outstanding used to calculate basic earnings per
         share                                                       89.4          79.1           83.2          79.1

         Effect of diluted securities - stock options                 1.1           0.1            1.1           0.1

         Weighted average number of common shares
         outstanding used to calculate diluted earnings
         per share                                                   90.5          79.2           84.3          79.2

3.  ACQUISITION

On 6th August 2002, CP Ships completed the acquisition of all of the outstanding shares of Italia di Navigazione S.p.A. ("Italia Line") and its sales agencies in Italy and Spain together with certain assets of Italia Line's Canadian agency. Completion of the acquisition of certain assets of its agency in Venezuela is expected before the end of 2002. Italia Line is a container shipping operation with services between the Mediterranean, West Coast North America and Central and South America.

The acquisition has been accounted for using the purchase method of accounting with the results of Italia included in the Consolidated Financial Statements from the date of purchase. The consideration exceeds the net fair value of the assets and liabilities acquired, including provisions for restructuring and other costs, giving rise to goodwill of $95 million of which $68 million and $27 million have been allocated to the TransAtlantic and Latin American market segments respectively. The amount of goodwill that is tax deductible in Italy is $41 million. The estimated fair values of the net assets acquired and consideration, which was paid in cash, are summarized as follows:


                                                                  $ millions
          Accounts receivable                                             36
          All other assets                                                17
          Goodwill                                                        95
          Bank borrowings                                               (11)
          Accounts payable and accrued liabilities                      (75)
          Long-term debt (capital leases)                               (21)
          -------------------------------------------------------------------
          Consideration and costs                                         41


These estimates may change on completion of the purchase of the agency in Venezuela, the assessment of the fair value of the net assets acquired and finalization of the consideration payable which under certain circumstances can be adjusted.

4.  STOCK-BASED COMPENSATION

The company has elected to not recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting.

The company has used the Black-Scholes option-pricing model to assess the fair value of the 179,000 options granted to employees and directors during the nine months ended 30th September 2002 with the following assumptions.


          Dividend yield                            1.4%
          Volatility                               30.0%
          Risk-free interest rate                   4.5%
          Expected life (years)                        5

In view of the small numbers of options granted there is no impact on reported net income and earnings per common share.

5.  EXCEPTIONAL CHARGES

During August 2002 CP Ships purchased four ice-strengthened ships that were previously bareboat chartered. Deferred costs of $6 million related to the now terminated financing arrangements have been written off.

6.  LONG-TERM DEBT

In July, CP Ships closed on an offering of $200 million aggregate principal amount of unsecured ten-year senior notes at 10.375% and at a price of 97.722% for net proceeds after deduction of offering expenses of $187 million.

7. SHARE CAPITAL

In July, CP Ships completed the issue of 9.6 million new common shares at C$15.00 ($9.93) for approximate net proceeds after deduction of offering expenses of $88 million.

8 DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

Statements of Consolidated Income and Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP.

----------------------------------------------------------- ----------------------------- -----------------------------
Unaudited                                                                Three months to                Nine months to
                                                                          30th September                30th September
----------------------------------------------------------- ----------------------------- -----------------------------
US$ millions except earnings per share                                2002          2001          2002            2001
----------------------------------------------------------- --------------- ------------- ------------- ---------------

Net income/(loss) - Canadian GAAP                                       17           (9)            22              51
US GAAP adjustments
     Derivative financial instruments                                    2           (1)             1               2
     Unrealized (loss)/gain on foreign exchange contracts             (10)             -             6               -
     Acquisition-related costs                                           -           (2)           (3)             (3)
     Capitalised interest                                                -             -             3               -
     Ships and ship leases                                               3             -             4               -
     Tax effect of US GAAP adjustments                                   -             -             -               -
                                                            --------------- ------------- ------------- ---------------

Income/(loss) - US GAAP before extraordinary items and
cumulative effect of accounting changes                                 12          (12)            33              50
Extraordinary loss, net of tax ($0) (note (a))                        (26)             -          (26)               -
Income/(loss) - US GAAP before cumulative effect of
accounting changes                                                    (14)          (12)             7              50
     Cumulative effect of adoption of FAS 133                            -             -             -             (4)
                                                            --------------- ------------- ------------- ---------------

Net (loss)/income - US GAAP                                           (14)          (12)             7              46

Other comprehensive income
     Foreign currency translation adjustments                          (2)           (3)           (1)               -
                                                            --------------- ------------- ------------- ---------------

Comprehensive (loss)/income - US GAAP                                $(16)         $(15)            $6             $46
----------------------------------------------------------- --------------- ------------- ------------- ---------------

8 DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

----------------------------------------------------------- ----------------------------- -----------------------------
Unaudited                                                                Three months to                Nine months to
                                                                          30th September                30th September
----------------------------------------------------------- ----------------------------- -----------------------------
US$ millions except earnings per share                                2002          2001          2002            2001
----------------------------------------------------------- --------------- ------------- ------------- ---------------

----------------------------------------------------------- --------------- ------------- ------------- ---------------
Earnings/(loss) per common share basic ($ per share)*
Canadian GAAP                                                        $0.19       $(0.11)         $0.26           $0.61
US GAAP
     Income/(loss) before extraordinary item and
     cumulative effect of accounting changes                         $0.13       $(0.15)         $0.40           $0.59
         Extraordinary loss, net of tax ($0) (note (a))            $(0.29)           $ -       $(0.31)             $ -
                                                            --------------- ------------- ------------- ---------------
     (Loss)/income before cumulative effect of accounting
     changes                                                       $(0.16)       $(0.15)         $0.09           $0.59
         Cumulative effect of accounting changes                       $ -           $ -           $ -         $(0.05)
                                                            --------------- ------------- ------------- ---------------
Basic (loss)/earnings per share                                    $(0.16)       $(0.15)         $0.09           $0.54
----------------------------------------------------------- --------------- ------------- ------------- ---------------

Earnings/(loss) per common share diluted ($ per share)*
Canadian GAAP                                                        $0.19       $(0.11)         $0.26           $0.61
US GAAP
     Income/(loss) before extraordinary item and
     cumulative effect of accounting changes                         $0.13       $(0.15)         $0.39           $0.59
         Extraordinary loss                                        $(0.29)           $ -       $(0.31)             $ -
                                                            --------------- ------------- ------------- ---------------
     (Loss)/income before cumulative effect of accounting
     changes                                                       $(0.16)       $(0.15)         $0.08           $0.59
         Cumulative effect of accounting changes                       $ -           $ -           $ -         $(0.05)
                                                            --------------- ------------- ------------- ---------------
Diluted (loss)/earnings per share                                  $(0.16)       $(0.15)         $0.08           $0.54
-----------------------------------------------------------------------------------------------------------------------
*Earnings per common share is calculated after deduction of preference share dividends

Reconciliation of equity under Canadian GAAP to equity under US GAAP.
                                                                                                                As at
------------------------------------------------ ---------------------------------- -----------------------------------
Unaudited                                                           30th September                       31st December
US$ millions                                                                  2002                                2001
------------------------------------------------ ---------------------------------- -----------------------------------

Equity - Canadian GAAP                           1,199                              1,100
US GAAP adjustments
     Derivative financial instruments            (1)                                (2)
     Unrealized gain on foreign exchange
         contracts                               6                                  -
     Acquisition-related costs                   (44)                               (41)
     Pension costs                               3                                  3
     Capitalised interest                        3                                  -
     Ships and ship leases                       (25)                               (3)
     Tax effect of US GAAP adjustments           -                                  -
                                                 ---------------------------------- -----------------------------------

Equity - US GAAP                                 $1,141                             $1,057
                                                 ================================== ===================================

8. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(a) EXTRAORDINARY LOSS

During August 2002, CP Ships purchased four ships that were previously bareboat chartered and accounted for as capital leases under US GAAP. This transaction resulted in a $26 million loss on extinguishment of debt that under US GAAP has been treated as an extraordinary loss.

(b) SHIPS AND SHIP LEASES

During August 2002, CP Ships purchased four ships that were previously bareboat chartered. Under Canadian GAAP, these ship charters were accounted for as operating leases. These ships were owned by special purpose entities that are consolidated under US GAAP with the result that assets and liabilities, expenses and cash flows relating to these ships are reported in the financial statements. The US GAAP information as at 31st December 2001 has been changed to reflect these amounts. The impact on US GAAP earnings for the nine months ended 30th September 2002 is to increase net income by $2 million as the decrease in charter hire expense of $14 million exceeds the increase in interest and depreciation of $7 million and $5 million, respectively. Additionally, there was a gain from a related interest rate hedge of $2 million. For the nine months ended 30th September 2001 there was no material impact on net income as the decrease in charter hire expense of $16 million was offset by an increase to interest of $10 million and depreciation of $6 million. For the three months ended 30th September 2002 net income was increased by $3 million as the decrease in charter hire expense of $4 million exceeds the increase in interest of $2 million and depreciation of $1 million in addition to the gain on interest rate hedge of $2 million. For the three months ended 30th September 2001 there was no material impact as the decrease in charter hire expense was offset by an increase to interest and depreciation.

The impact on US GAAP shareholders' equity is a $3 million reduction as at 31st December 2001 compared with shareholders' equity under Canadian GAAP. This comprises an increase in capital assets of $160 million, in long-term debt of $165 million and in accrued interest of $2 million and a decrease in charter hire accruals of $4 million. At the 30th September 2002, the difference in equity of $25 million represents the difference in capitalized costs between US GAAP and Canadian GAAP and will be reduced as the assets depreciate.

For the nine months ended 30th September, cash flows from operations would be decreased by $16 million (2001: increased by $6 million), cash inflows from financing activities would be decreased by $165 million (2001: outflows increased by $6 million) and cash outflows from investing activities would be decreased by $181 million (2001: $0). For the three months ended 30th September 2002, cash flows from operations would be decreased by $21 million, cash flows from financing activities would be decreased by $160 million and cash outflows from investing activities would be decreased by $181 million. Cash inflows from operations and cash outflows from financing activities would each be increased by $2 million for the three months ended 30th September 2001.

(c) CAPITALIZED INTEREST

Under Canadian GAAP, CP Ships does not capitalize interest. US GAAP requires interest incurred as part of constructing assets to be capitalized. The amount of interest capitalized for US GAAP in the nine months ended 30th September 2002 was $3 million (nine months ended 30th September 2001: $0). There was no interest capitalized in the three months ended 30th September 2002 (three months ended 30th September 2001: $0).

(d) RECENT US GAAP PRONOUNCEMENTS

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after 15th May, 2002; however, certain sections are effective for transactions occurring after 15th May, 2002. The impact will include the retroactive reclassification

8. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(d) RECENT US GAAP PRONOUNCEMENTS (Continued)

of the loss on extinguishment of debt in the current period to no longer be included as an extraordinary item. CP Ships is assessing the further impact that this new standard will have on its financial position and results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The statement is effective for fiscal years beginning after 31st December 2002. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.